Appendix A
to the Operating Expenses Limitation Agreement

(as amended on December 9, 2010 to add Davidson Equity Income Fund, Davidson Small-Mid Equity Fund and Davidson Intermediate Fixed Income Fund)

Fund and Share Class	Operating Expense Limit
Davidson Multi-Cap Equity Fund, Class A	1.15%
Davidson Multi-Cap Equity Fund, Class C	1.90%
Davidson Equity Income Fund, Class A	1.10%
Davidson Equity Income Fund, Class C	1.85%
Davidson Small-Mid Equity Fund, Class A	1.40%
Davidson Small-Mid Equity Fund, Class C	2.15%
Davidson Intermediate Fixed Income Fund, Class A	0.94%
Davidson Intermediate Fixed Income Fund, Class I	0.69%

ADVISORS SERIES TRUST	DAVIDSON INVESTMENT ADVISORS, INC.
on behalf of the Funds listed on Appendix A

By: /s/ Douglas G. Hess	By: /s/ Andrew I. Davidson
Name: Douglas G. Hess	Name: Andrew I. Davidson
Title: President	Title: President